================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                              ____________________

                               AMENDMENT NO. 4 to
                                   SCHEDULE TO
                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
             OR SECTION 13(e)(1) THE SECURITIES EXCHANGE ACT OF 1934
                              ____________________

                          INTERNET CAPITAL GROUP, INC.
                       (Name of Subject Company (Issuer))
                          INTERNET CAPITAL GROUP, INC.
                        (Name of Filing Person (Offeror))

                 5 1/2% Convertible Subordinated Notes due 2004
                         (Title of Class of Securities)

                                   46059C AA4

                     (Cusip Numbers of Class of Securities)
                              ____________________

                              Henry N. Nassau, Esq.
                           Managing Director, General
                              Counsel and Secretary
                          Internet Capital Group, Inc.
                              435 Devon Park Drive
                                  600 Building
                            Wayne, Pennsylvania 19087
                                 (610) 989-0111

 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
  of Person Authorized to Receive Notices and Communications on Behalf of the
                               Filing Person(s))

                                    Copy to:
                           Christopher G. Karras, Esq.
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000
                              ____________________


                            CALCULATION OF FILING FEE

================================================================================
   Transaction Valuation*                                Amount of Filing Fee
--------------------------------------------------------------------------------
       $88,500,000                                              $17,700
================================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 5 1/2% Convertible Subordinated Notes due 2004.
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $10,000              Filing party:     Internet Capital Group, Inc.
Form or Registration No.    File No. 5-57841     Date Filed:       October 1, 2001

[_] Check box if filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
[_]  third-party tender offer subject to Rule 14d-1
[X]  issuer tender offer subject to Rule 13e-4
[_]  going private transaction subject to Rule 13e-3
[_]  amendment to Schedule 13D under Rule
13d-2 Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

         Internet Capital Group, Inc., a Delaware corporation ("Purchaser"), hereby amends the Tender Offer Statement on Schedule TO, originally filed on October 1, 2001 and amended on October 17, 2001, October 22, 2001 and October 30, 2001 (the "Schedule TO") with respect to Purchaser's offer to purchase up to $300,000,000 aggregate principal amount of Purchaser's outstanding 5 1/2% Convertible Subordinated Notes due 2004 (the "Notes") at a price of $295 per $1,000 principal amount, plus accrued and unpaid interest thereon to, but not including, the date of purchase. Purchaser's offer for the Notes is being made upon the terms and subject to the conditions relating to the Notes set forth in the Offer to Purchase dated October 1, 2001, as amended and supplemented by the Supplement to the Offer to Purchase dated October 31, 2001 (the "Offer to Purchase") and in the related letter of transmittal (which, with respect to the Notes, as amended or supplemented from time to time, together constitute the "Offer"). This Tender Offer Statement on Schedule TO as amended hereby is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely with respect to the Notes and the Offer.

         Capitalized terms used and not defined herein have the meanings given to them in the Offer to Purchase and Schedule TO.

Item 5.  Past Contracts, Transactions, Negotiations and Agreements.

         Item 5(e) of the Schedule TO of the Schedule TO is hereby amended and restated as follows:

                  Except as set forth in the Offer to Purchase, none of Purchaser, or any person controlling Purchaser or, to Purchaser's knowledge, any of their respective directors or executive officers, is a party to any executory contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of Purchaser (including, but not limited to, any executory contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).

Item 7.  Source and Amount of Funds or Other Consideration.

         Item 7(a) of the Schedule TO is hereby amended and restated as follows:

                  The maximum amount of funds required by Purchaser to purchase the Notes pursuant to the Offer is estimated to be approximately $88,500,000 plus approximately $6,600,000 in accrued interest.

Item 12.  Exhibits.

(a)(1)(i)+       Offer to Purchase.
(a)(1)(i)(A)     Supplement to Offer to Purchase.
(a)(1)(ii)+      Letter of Transmittal.
(a)(1)(iii)+     Letter to Clients for use by Brokers, Dealers, Commercial
                 Bank, Trust Companies and Other Nominees.
(a)(1)(iv)+      Letter to Brokers, Dealers, Commercial Banks, Trust Companies
                 and Other Nominees.
(a)(1)(v)+       Guidelines for Certification of Taxpayer Identification Number
                 on Substitute Form W-9.
(a)(1)(vi)+      Notice of Guaranteed Delivery.
(a)(5)(i)+       Press Release issued by Internet Capital Group, Inc. on
                 September 28, 2001.
(a)(5)(ii)+      Press Release issued by Internet Capital Group, Inc. on October
                 22, 2001.
(a)(5)(iii)+     Press Release issued by Internet Capital Group, Inc. on October
                 30, 2001.
(d)(1)(i)        Tender Agreement dated October 29, 2001 among Internet Capital
                 Group, Inc., Fir Tree Value Fund, L.P., Fir Tree Institutional
                 Value Fund, L.P., Fir Tree Value Partners, LDC and Fir Tree
                 Recovery Mastery Fund, L.P.
(d)(1)(ii)       First Amendment to Tender Agreement dated October 31, 2001
                 among Internet Capital   Group, Inc., Fir Tree Value Fund,
                 L.P., Fir Tree Institutional Value Fund, L.P., Fir Tree Value
                 Partners, LDC and Fir Tree Recovery Mastery Fund, L.P.


+     Previously filed.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                           INTERNET CAPITAL GROUP, INC.

                           By:      /s/ Henry N. Nassau
                               ------------------------------------------------
                               Henry N. Nassau
                               Managing Director, General Counsel and Secretary

                           Dated:  October 31, 2001

                                  EXHIBIT INDEX

Exhibit
Number                     Description
------                     -----------
(a)(1)(i)+                 Offer to Purchase.
(a)(1)(i)(A)               Supplement to Offer to Purchase.
(a)(1)(ii)+                Letter of Transmittal.
(a)(1)(iii)+               Letter to Clients for use by Brokers, Dealers,
                           Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)+                Letter to Brokers, Dealers, Commercial Banks, Trust
                           Companies and Other Nominees.
(a)(1)(v)+                 Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9.
(a)(1)(vi)+                Notice of Guaranteed Delivery.
(a)(5)(i)+                 Press Release issued by Internet Capital Group, Inc.
                           on September 28, 2001.
(a)(5)(ii)+                Press Release issued by Internet Capital Group, Inc.
                           on October 22, 2001.
(a)(5)(iii)+               Press Release issued by Internet Capital Group, Inc.
                           on October 30, 2001.
(d)(1)(i)                  Tender Agreement dated October 29, 2001 among
                           Internet Capital Group, Inc., Fir
                           Tree Value Fund, L.P., Fir Tree Institutional Value
                           Fund, L.P., Fir Tree Value Partners, LDC and Fir Tree Recovery Mastery Fund, L.P.
(d)(1)(ii)                 First Amendment to Tender Agreement dated October 31,
                           2001 among Internet Capital Group, Inc., Fir Tree
                           Value Fund, L.P., Fir Tree Institutional Value Fund,
                           L.P., Fir Tree Value Partners, LDC and Fir Tree
                           Recovery Mastery Fund, L.P.

+        Previously filed.